UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)*

                                J2 COMMUNICATIONS
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    466254208
                                 (CUSIP Number)

                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 25, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                DANIEL S. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)         [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        167,250
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        167,250
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                167,250
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES*
                                                [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.1%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                PAUL SKJODT
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*

                PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)              [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                CANADA
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        141,050
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        141,050
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                141,050
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES*
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                SAMERIAN, LLP
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*

                WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        20,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        20,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                20,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES*
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                OO
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                TIMOTHY S. DURHAM
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a) [X]
                               (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*

                PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        68,200
                                  ---------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  ---------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        68,200
                                  ---------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                68,200
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES*
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.9%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                DIAMOND INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                   [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        92,399
                                  ---------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  ---------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        92,399
                                  ---------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                92,399
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES*
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.7%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                OO
-------------------------------------------------------------------------------
INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                DW LEASING COMPANY,  LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        17,350
                                  ---------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  ---------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        17,350
                                  ---------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,350
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES*
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.3%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                 OO
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                CHRISTOPHER R. WILLIAMS
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        129,900
                                  ---------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  ---------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        129,900
                                  ---------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 129,900
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES*
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                 IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                HELEN C. WILLIAMS
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        60,200
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        60,200
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              60,200
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES*
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                 IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 17)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                JUDY B. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.    SOLE VOTING POWER
          SHARES                       26,000
                                 ----------------------------------------------
       BENEFICIALLY              8.    SHARED VOTING POWER
         OWNED BY                      0
                                 ----------------------------------------------
      EACH REPORTING             9.    SOLE DISPOSITIVE POWER
          PERSON                       26,000
                                 ----------------------------------------------
           WITH                  10.   SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 26,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.9%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

                 IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin ("Laikin"), and Paul Skjodt relating to the common stock, no par value (the "Common Stock"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999,
November 22, 1999, July 20, 2000, July 25, 2000, August 11, 2000, March 6, 2001,
April 2, 2001, November 19, 2001, November 21, 2001, December 17, 2001, and January 31, 2002, is hereby amended to furnish and restate the information as set forth herein.

ITEM 4. PURPOSE OF TRANSACTION

     On April 25, 2002, the Issuer, National Lampoon Acquisition Group, LLC, Daniel S. Laikin, Paul Skjodt and Timothy S. Durham entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement")(certain terms of the Purchase Agreement are described in more detail in response to Item 6 below and that description is incorporated herein by reference). The Purchase Agreement and the other transaction documentation contemplated thereby represent the definitive documentation required to effect the terms of the transactions contemplated by the non-binding letter of intent entered into previously as such terms were further negotiated by the parties following the execution of the letter of intent. The transactions contemplated by the Purchase Agreement, if consummated, will settle the ongoing disputes between the Reporting Persons and the Issuer.

     The obligations of the parties under the Purchase Agreement are subject to various closing conditions set forth therein and, therefore, there can be no assurance that the transactions contemplated by the Purchase Agreement will be consummated. Accordingly, the Reporting Persons continue to aggressively investigate, consider and pursue other options, which may include seeking to file additional litigation, elect new directors, change control of the Issuer, or take other action the Reporting Persons, or any of them, determine to be appropriate.

     Depending on the market price of the Common Stock and upon other conditions, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market or otherwise or may seek to acquire Common Stock from the Issuer at prices that the Reporting Persons determine to be appropriate. In addition, depending upon market prices and other conditions, the Reporting Persons may dispose of shares of Common Stock at any time and from time to time in the open market or otherwise at prices that the Reporting Persons determine to be appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on April 30, 2002, the Reporting Persons may be deemed to beneficially own, in the aggregate, 722,349 shares of Common Stock, representing approximately 52.3% of the Issuer's outstanding Common Stock (based upon the 1,382,482 shares reported to be outstanding as of March 21, 2002, in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 22, 2002).

     (b) Each of the Reporting Persons has sole voting and dispositive power with respect to all shares of Common Stock reported as beneficially owned by that Reporting Person. The following table lists the number of shares of Common Stock beneficially owned by each of the Reporting Persons:

Reporting Person                        No. of Shares Beneficially Owned

Daniel S. Laikin                                      167,250
Paul Skjodt                                           141,050
Samerian, LLP                                          20,000
Timothy S. Durham                                      68,200
Diamond Investments, LLC                               92,399
DW Leasing Company, LLC                                17,350
Christopher R. Williams                               129,900
Helen C. Williams                                      60,200
Judy B. Laikin                                         26,000

     (c) The following table sets forth all transactions with respect to shares of Common Stock effected by any of the Reporting Persons during the past sixty days. All such transactions were effected in the open market and exclude commissions paid.

            Shareholder                 Date         No. of Shares         Transaction      Price Per Share
            -----------                 ----         -------------         -----------      ---------------

Diamond Investments, LLC               4/26/02           1,500                 Buy               $6.50
Diamond Investments, LLC               4/26/02             500                 Buy               $7.00
Diamond Investments, LLC               3/28/02             300                 Buy               $7.76
Timothy S. Durham                      2/25/02           1,000                 Buy               $7.25

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On April 25, 2002, the Issuer and a group consisting of National Lampoon Acquisition Group, LLC, Daniel S. Laikin, Paul Skjodt and Timothy S. Durham (collectively, the "NLAG Group") entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which the Issuer agreed, among other things, to undertake the following actions (collectively, the "Reorganization Transactions"):

     (a) amend and restate the Company's Restated Articles of Incorporation, as amended, to effect, among other things, the establishment of a new series of the Company's capital stock to be called Series B Convertible Preferred Stock ("Series B Preferred");

     (b) sell to certain members of the NLAG Group (or their designees) 35,244 in units, each such unit consisting of one share of Series B Preferred and a warrant to purchase 28.169 shares of Common Stock at a purchase price of $3.55 per share prior to the second anniversary of the date of the issuance of the warrant and $5.00 per share from and after such anniversary (the "Units"), for $3,524,400 ($450,000 of which was previously paid to the Company for extensions of the March 2001 Agreement and $574,400 of which will be in the form of a credit for expenses previously paid by the NLAG Group that the Company has agreed to pay pursuant to the Purchase Agreement), and grant NLAG (or its designees) an option, exercisable on or before the earlier of January 25, 2003 or 90 days after the Common Stock is relisted for trading on the Nasdaq SmallCap Market or listed on any other national exchange or quotation system, to purchase up to an additional 29,256 Units at a price of $100.00 per Unit;

     (c) enter into a registration rights agreement with the purchasers of the Units, granting such purchasers registration rights with respect to, among other things, the shares of Common Stock issuable upon conversion of the Series B Preferred and upon exercise of the warrants;

     (d) amend and restate the Company's Bylaws to effect, among other things, an increase in the size of the Company's Board of Directors to seven (7) members;

     (e) amend and restate the Company's 1999 Stock Option, Deferred Stock and Restricted Stock Plan to, among other things, increase the authorized number of shares which may be issued thereunder to 1,500,000 shares of Common Stock, and seek shareholder approval of the Company's January 30, 2002 grant to Mr. Jimirro of options to purchase 400,000 shares of Common Stock;

     (f) pay Mr. Jimirro $1,100,000 in consideration of the termination of the Restated Employment Agreement, dated as of July 1, 1999, between the Company and Mr. Jimirro, Mr. Jimirro's forgiveness of the principal of, and all interest accrued on, all outstanding contingent notes issued under that agreement and Mr. Jimirro's entry into a new employment agreement with the Company;

     (g) enter into a new employment agreement (the "New Jimirro Employment Agreement"), a new registration rights agreement (the "New Jimirro Registration Rights Agreement"), a new indemnification agreement (the "New Jimirro Indemnification Agreement") and a new security agreement (the "New Jimirro Security Agreement" and, together with the New Jimirro Employment Agreement, the New Jimirro Registration Rights Agreement and the New Jimirro Indemnification Agreement, the "New Jimirro Agreements"), in each case with Mr. Jimirro; and

     (h) appoint Mr. Laikin as Chief Operating Officer of the Company.

     In addition, as part of the Reorganization Transactions, Mr. Jimirro and the members of the NLAG Group will enter into a voting agreement (the "Voting Agreement") regarding the composition of the Board of Directors and certain other matters. Pursuant to the Voting Agreement, Mr. Jimirro and the NLAG Group will agree to cause the Board of Directors to initially consist of three (3) nominees of Mr. Jimirro (the "Jimirro Directors"), three (3) nominees of the NLAG Group (the "NLAG Group Directors"), and one (1) director nominated jointly by a majority of the Jimirro Directors and a majority of the NLAG Group Directors.

     The Voting Agreement will expire on the latest to occur of (i) the date of the Company's complete satisfaction of its cash payment obligations to Mr. Jimirro pursuant to the New Jimirro Agreements (but excluding payments with respect to the movie "National Lampoon's Van Wilder"), (ii) to the extent applicable, the date which is thirteen (13) months after the payment to Mr. Jimirro of the cash severance payment pursuant to the New Jimirro Employment Agreement and (iii) the date on which Mr. Jimirro beneficially owns (within the meaning of the rules and regulations promulgated under Section 13(d) of the Exchange Act) less than 100,000 shares of Common Stock. The Voting Agreement will require as a condition to certain transfers of shares by the members of the NLAG Group that the applicable transferees agree to be bound by the terms thereof.

     The proceeds from the Reorganization Transactions will be used to consummate the Reorganization Transactions, pay or reimburse the expenses of the parties incurred in connection with the Reorganization Transactions and the takeover contest and provide for the working capital needs of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


     A.   Joint Filing Agreement Pursuant to Regulationss.240.13d-1(k).

     B. Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002.

     C.   Proposed Form of Voting Agreement.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2002


/s/ Daniel S. Laikin
--------------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
--------------------------------------------
By:  Paul Skjodt
Its:  Managing Member


/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:  Timothy S. Durham
Its:   Managing Member


DW LEASING COMPANY, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:  Timothy S. Durham
Its:  Managing Member


/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS


/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN

                                  EXHIBIT INDEX



           Exhibit No.                                  Description

                A Joint Filing Agreement Pursuant to Regulation ss. 240.13d-1(k) (originally filed on November 21, 2001 as Exhibit 1 to Amendment No. 14 to this Schedule
                                       13D).

                B Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002. This Exhibit is incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on April 29, 2002.

                C                      Proposed Form of Voting Agreement.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, no par value, of J2 Communications, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated: November 21, 2001

/s/ Daniel S. Laikin
--------------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
--------------------------------------------
By:   Paul Skjodt
Its:  Managing Member


/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:   Timothy S. Durham
Its:  Managing Member

DW LEASING COMPANY, LLC

/s/ Terry Whitesell
--------------------------------------------
By:   Terry Whitesell
Its:  Managing Member


/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS


/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN

                                   Exhibit C





                                J2 COMMUNICATIONS










                    ----------------------------------------

                                VOTING AGREEMENT
                    ----------------------------------------








                              _______________, 2002

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement"), dated as of May _____, 2002, is entered into by and among Daniel S. Laikin ("Laikin"), Paul Skjodt, Timothy S. Durham and National Lampoon Acquisition Group, LLC, a California limited liability company (each a "Purchaser" and together the "Purchasers"), Samerian LLP, an Indiana limited liability partnership, Diamond Investments, LLC, an Indiana limited liability company, Christopher R. Williams, Helen C. Williams, DW Leasing Company, LLC, a Mississippi limited liability company, and Judy B. Laikin (collectively, the "NLAG Shareholders"), and James P. Jimirro ("Jimirro"). The Purchasers, the NLAG Shareholders and Jimirro are sometimes referred to in this Agreement individually as a "Shareholder" and collectively as the "Shareholders".

                                    RECITALS

     WHEREAS, as of the date hereof, Jimirro, certain of the Purchasers and the NLAG Shareholders each own shares of the Common Stock, no par value (the "Common Stock"), of J2 Communications, a California corporation (the "Company");

     WHEREAS, each of the Purchasers has agreed to purchase or will be granted an option to purchase, and the Company has agreed to sell and grant options to purchase, pursuant to a Preferred Stock and Warrant Purchase Agreement dated April 25, 2002 (the "Purchase Agreement"), shares of Series B Convertible Preferred Stock of the Company, no par value (the "Series B Preferred") and warrants to acquire shares of Common Stock of the Company (the "Warrants"); and

     WHEREAS, the obligations of the Company to sell, and the Purchasers to purchase, the Series B Preferred and Warrants pursuant to the Purchase Agreement are conditioned upon the execution and delivery of this Agreement by Jimirro, the Purchasers and the NLAG Shareholders.

                                   AGREEMENTS

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Voting and Other Actions.

          (a) Each of the Shareholders hereby agrees that at each meeting of the shareholders of the Company at which directors are to be elected after the Closing (as defined in the Purchase Agreement) and in connection with any action by written consent such Shareholder will vote (or execute such written consent with respect to, as the case may be) all shares of the capital stock of the Company which are voting shares, and any other voting securities of the Company, over which such Shareholder has voting control or which are owned by such Shareholder, beneficially or of record, or will cause such shares or securities to be voted (or such consent to be executed), and will take all other necessary or desirable actions within such Shareholder's control in his or her capacity as a shareholder, director, member of a board committee or officer of the Company, including acting by written consent to the extent permitted under applicable law, so that:

     (i) during the term of this Agreement the Board of Directors of the Company (the "Board") will include, and until (but not necessarily after) the Payment Satisfaction Date (hereinafter defined) will exclusively include, (A) three persons nominated by Jimirro (including their successors, the "Jimirro Directors"), (B) so long as the Purchasers and their transferees who are or become parties to and bound by this Agreement continue to beneficially own in the aggregate not less than 281,690 shares of Common Stock including as beneficially owned by them all shares of Common Stock into which their Series B Preferred could be converted (the foregoing required number of shares shall automatically be increased proportionately on account of any subdivision, share dividend, stock split or similar transaction and decreased proportionately on account of any reverse stock split, combination or similar transaction affecting the Common Stock occurring after the date of this Agreement), three persons nominated by the holders of a majority of the shares of Common Stock beneficially owned from time to time by the Purchasers (including their successors, the "Series B Directors"), and (C) one person nominated jointly by a majority of the Jimirro Directors and a majority of the Series B Directors (the "Independent Director"); provided, however, that the Independent Director will be nominated solely by a majority of the Series B Directors from and after the Payment Satisfaction Date (hereinafter defined); provided, further, that as a condition precedent to the effectiveness of each Jimirro Director's election or appointment to the Board, each Jimirro Director must execute and deliver to the Company, an agreement to resign from the Board effective immediately upon (but only upon) the termination of this Agreement, subject to the satisfaction of such Jimirro Director's fiduciary duties as a director of the Company, in the form attached hereto as Exhibit A;

     (ii) until  the  Payment   Satisfaction  Date  (hereinafter   defined)  any
          committees of the Board will be created only upon the approval of a majority of the Series B Directors and a majority of the Jimirro Directors, and in each case will consist of (A) an equal number of Series B Directors and Jimirro Directors and, to the extent permitted,
          (B) the Independent Director;

     (iii)any vacancy created by the death, resignation or removal of any of the Jimirro Directors, the Series B Directors or the Independent Director will be filled by a person nominated to fill such vacancy by the person or group of persons entitled, under clause (i) above, to nominate the director who died, resigned or was removed;

     (iv) none of the Jimirro Directors or the Series B Directors will be removed (with or without cause) from the Board unless the Board has received a prior written request for such removal from the person or group of persons entitled to nominate the director to fill the vacancy that would be created by such removal;

     (v) Jimirro will be elected as Chairman of the Board, President and Chief Executive Officer of the Company during his employment with the Company, and will remain as Chairman of the Board after termination of such employment for so long as he beneficially owns at least 100,000 shares of Common Stock (the foregoing required number of shares shall automatically be increased proportionately on account of any subdivision, share dividend, stock split or similar transaction and decreased proportionately on account of any reverse stock split, combination or similar transaction affecting the Company's Common Stock occurring after the date of this Agreement);

     (vi) Laikin will be elected to the office of Chief Operating Officer of the Company for so long as Jimirro is the President and Chief Executive Officer, or until such earlier time as the Directors may elect;

(vii)unless approved in writing by the holders of a majority of the outstanding shares of Series B Preferred, so long as any shares of Series B Preferred Stock remain outstanding no action (including, without limitation, amending the Articles of Incorporation or the Bylaws of the Company) will be taken to amend, alter or repeal any rights, preferences or privileges of, or any restrictions provided for the benefit of, the Series B Preferred, to adversely affect the rights of the holders of the Series B Preferred or the Series B Directors, or to authorize, create or issue (by reclassification or otherwise) any shares of any class or series of stock having preferences senior to the Series B Preferred Stock; and

     (viii) unless approved in writing by Jimirro, until the Payment Satisfaction Date (hereinafter defined) no action will be taken to amend, alter or repeal the Articles of Incorporation or the Bylaws of the Company.

          (b) Each of the Shareholders hereby agrees that such Shareholder will not, and will not permit its affiliates (as such term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) or associates (as such term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) to, (x) elect to cumulate votes pursuant to Section 708(b) of the California Corporations Code, or
     (y) prior to the Payment Satisfaction Date (hereinafter defined) nominate for election as a director any person in addition to those nominated or to be nominated in accordance with Section 1(a)(i) of this Agreement, or (z) directly or indirectly cause, request, solicit or encourage any other shareholder of the Company to do any of the acts described in subdivisions
     (x) or (y) of this Section 1(b). In the event that any shareholder of the Company who is not a party to this Agreement nominates for election as a director a person other than those nominated or to be nominated in accordance with Section 1(a)(i) of this Agreement, and in the further event that the shareholders of the Company shall be entitled to cumulate their votes in the election of directors in question, then each of the Shareholders hereby agrees that in any election of directors held or to be held until the termination of this Agreement for which such other person is so nominated such Shareholder shall vote such Shareholder's shares as follows: (A) for each person nominated to be a Jimirro or a Series B Director each Shareholder shall cast the number of votes with respect to its shares (whether on a cumulated basis or not, depending on whether an election has been made to cumulate votes pursuant to Section 708(b) of the California Corporations Code) which is equal to 14.3 percent of the total number of votes in respect of which such Shareholder is entitled to vote in respect of its shares, rounded up to the next whole number of votes; and
     (B) for the person nominated to be the Independent Director each Shareholder shall vote the remainder of such Shareholder's votes in respect of its shares (whether on a cumulated basis or not).

          (c) Each of the Shareholders hereby agrees to take all necessary or desirable actions within such Shareholder's control in such Shareholder's capacity as a shareholder, director, member of a board committee or officer of the Company to cause the Company to reincorporate in the State of Delaware as soon as commercially practicable after the Closing (as defined in the Purchase Agreement). In connection with such reincorporation, each Shareholder agrees that such Shareholder will (x) take all necessary or desirable actions within such Shareholder's control in such Shareholder's capacity as a shareholder, director, member of a board committee or officer of the Company (1) to cause the Company's (or its successor entity's, as the case may be) corporate documents (including, without limitation, its charter and bylaws) to be substantially in the form of the Company's current corporate documents, subject only to such differences as are required by Delaware law, and (2) to cause the Company, as soon as it may do so under applicable law and in accordance with the existing factual circumstances, to issue the Section 2115 Certificate (hereinafter defined), and (y), if necessary, enter into a new voting agreement having terms substantively identical to this Agreement regarding the capital stock of any successor entity to the Company resulting from such reincorporation. Each of the Shareholders hereby agrees that as soon as commercially practicable following such reincorporation, such Shareholder will designate an address of record outside the State of California for purposes of the records of the Company or any successor entity to the Company and will maintain such address of record until the termination of this Agreement pursuant to Section 2 below.

          (d) Jimirro and Laikin agree that until the Payment Satisfaction Date (hereinafter defined), in the event either Jimirro or Laikin (if he is a Series B Director) is unable under applicable law to participate, or otherwise elects not to participate, in a vote or decision of the Board on account of his personal interest in the matter being voted on or decided, then neither of such persons shall participate as a Director in such vote or decision of the Board.

          (e) For purposes of this Agreement, the "Payment Satisfaction Date" is the date following the termination of Jimirro's employment with the Company as of which the following condition (whichever is applicable) has been satisfied:

     (i) if Jimirro's employment with the Company has been terminated by the Company for "Cause" pursuant to Section 4(e) of the Employment Agreement between Jimirro and the Company dated May ___, 2002 (the "New Agreement") or by Jimirro otherwise than for an Executive Good Reason Termination Event pursuant to Section 4(g) of the New Agreement, then upon full payment of all compensation (excluding payments with respect to the movie "National Lampoon's Van Wilder") owed to Jimirro under the New Agreement; or

     (ii) if Jimirro's employment with the Company has been terminated by reason of Jimirro's death or disability, by the Company for "Convenience" pursuant to Section 4(f) of the New Agreement, or by Jimirro for an Executive Good Reason Termination Event pursuant to Section 4(g) of the New Agreement, then upon the later of (A) full payment to Jimirro of all compensation (including payments under the Severance Note (as defined in the New Agreement) but excluding payments with respect to the movie "National Lampoon's Van Wilder") owed to Jimirro under the New Agreement, and (B) thirteen (13) months after the payment to Jimirro of the "Cash Severance Payment" pursuant to, and as defined in, Section 5(d)(i) of the New Agreement.

          (f) Each of the Shareholders hereby represents and warrants for the benefit of each of the other Shareholders that it beneficially owns as of the date of this Agreement the number of shares of Common Stock set forth opposite such Shareholder's name in Exhibit B to this Agreement.

          (g) For purposes of this Agreement, the term "beneficially", when it modifies "own" or a derivative of "own", shall have the meaning ascribed to it in the rules and regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended.

          (h) The Shareholders acknowledge that shares of capital stock of the Company that they own may be subject in certain respects to Rule 144 of the Securities Act of 1933, as amended.

     Section 2. Termination of Agreement. This Agreement will terminate and be of no further force or effect upon the mutual written agreement to terminate of Jimirro and the Purchasers who hold a majority of the shares of Series B Preferred then held by the Purchasers or, in the absence of such an agreement to terminate, upon the last to occur of the following dates:

          (a) the Payment Satisfaction Date; or

          (b) the date as of which Jimirro personally first ceases to own beneficially (whether by reason of his death or otherwise) at least 100,000 shares of Common Stock (the foregoing required number of shares shall automatically be increased proportionately on account of any subdivision, share dividend, stock split or similar transaction and decreased proportionately on account of any reverse stock split, combination or similar transaction affecting the Company's Common Stock occurring after the date of this Agreement).

     Section 3. Miscellaneous.

          (a) Succession.

     (i) Until the date of reincorporation of the Company in the State of Delaware (as contemplated by Section 1(c) of this Agreement) (the "Reincorporation Date") the benefits and burdens of this Agreement shall not be personal to the Restricted Transferors (as defined herein) and will pass to the successors in interest and/or the transferees of any of their shares. In addition, it shall be a condition of any sale, transfer or assignment of any shares by any Restricted Transferor that the successor in interest to such shares (including, without limitation, any buyer, transferee or assignee) execute an adherence and assumption agreement to the terms and conditions of this Agreement in or substantially in the form attached hereto as Exhibit C.

     (ii) After the Reincorporation Date and until the Payment Satisfaction Date, unless the Company shall have issued a certificate to the effect that the Company is not subject to subdivision (b) of Section 2115 of the California Corporations Code upon a request therefor by any stockholder (a "Section 2115 Certificate"), the benefits and burdens of this Agreement shall not be personal to the Restricted Transferors (as defined herein) and will, pass to the successors in interest and/or the transferees of any of their shares. In addition, it shall be a condition of any sale, transfer or assignment at such time of any shares by any Restricted Transferor that the successor in interest to such shares (including, without limitation, any buyer, transferee or assignee) execute an adherence and assumption agreement to the terms and conditions of this Agreement in or substantially in the form attached hereto as Exhibit C.

     (iii)After the Reincorporation Date and until the Payment Satisfaction Date, in the event that the Company shall have issued a Section 2115 Certificate, the benefits and burdens of this Agreement shall not pass to the successors in interest and/or the transferees of any of the shares of the parties hereto except to the extent that the Restricted Transferors, considered together as a group, shall cease as a result of any sale, transfer or assignment of any shares at such time, to hold an aggregate number of Shares which represent a number of votes in an election of directors of the Company equal to 50% of the total number of votes applicable to all outstanding voting securities of the Company plus one vote. For the avoidance of doubt, the successor in interest to any Shares (including, without limitation, any buyer, transferee or assignee) as a result of a sale, transfer or assignment which results in the Restricted Transferors, considered together as a group, ceasing to hold such number of Shares, and the successors in interest to any Shares as a result of subsequent sales, transfers or assignments, shall be bound by the benefits and burdens of this Agreement, and each such subsequent sale, transfer or assignment shall be conditioned upon the execution by each of such successor or successors in interest of an adherence and assumption agreement to the terms and conditions of this Agreement in or substantially in the form attached hereto as Exhibit C.

     (iv) The benefits and burdens of this Agreement with respect to Jimirro are wholly personal to him and will not flow to or bind his transferees or successors in interest with respect to his Common Stock. After the Payment Satisfaction Date, the benefits and burdens of this Agreement will be wholly personal to each of the Shareholders and will not flow to or bind their transferees with respect to any of their shares of stock.

     (v) For the purposes of this Section 3(a) and of Section 3(e)(ii)(z) the proportion that (1) the votes represented by the shares held by the holders of shares initially required to be legended under Section 3(e)(i), considered together as a group, bears to (2) the total number of votes shall be calculated without taking account, for any purposes, of any shares of Common Stock acquired by or issued to Jimirro as a result of the exercise of any stock options held by Jimirro as of the date of this Agreement or to be granted to Jimirro pursuant to the terms of the New Agreement.

     (vi) Any sale, transfer or assignment of shares by a Restricted Transferor which is, pursuant to the terms of this Agreement, conditional upon the successor in interest to such shares (including, without limitation, any buyer, transferee or assignee) executing an adherence and assumption agreement to the terms and conditions of this Agreement in or substantially in the form attached hereto as Exhibit C, in circumstances where such condition has not been satisfied shall constitute a breach of this Agreement by such Restricted Transferor.

     (vii)For the purposes of this Agreement, in determining whether any sale, transfer or assignment of any shares is a sale, transfer or assignment by a Restricted Transferor, each of the following persons shall be a "Restricted Transferor":

          (A) until the Reincorporation Date, the Shareholders (except for Jimirro) and the successors in interest to any of their shares (including, without limitation, any buyer, transferee or assignee); and

          (B) from and after the Reincorporation Date and until the Payment Satisfaction Date, if the Company shall not have issued a Section 2115 Certificate, the persons who were Restricted Transferors pursuant to Subsection 3(vii)(A) and the successors in interest to any of their shares (including, without limitation, any buyer, transferee or assignee); and

          (C)  from and after  the  Reincorporation  Date and until the  Payment
               Satisfaction Date, if the Company shall have issued a Section 2115 Certificate and the sale, transfer or assignment in question is, or is subsequent to, a Prohibited Transfer (defined below), only those persons who were Restricted Transferors pursuant to Subsection 3(vii)(A) and the successors in interest to any of their Shares (including, without limitation, any buyer, transferee or assignee). For purposes of this Agreement, a "Prohibited Transfer" is a sale or transfer of shares which results in, or is subsequent to a sale or transfer which resulted in, the persons who were Restricted Transferors pursuant to Subsection 3(vii)(A) and the successors in interest to any of their shares (including, without limitation, any buyer, transferee or assignee), considered together as a group, ceasing to hold an aggregate number of shares which represent an amount of votes in an election of directors of the Company equal to 50% of the total number of votes plus one vote).

          (b) Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of California, without giving effect to its principles or rules regarding conflicts of laws (to the extent such principles or rules would require the application of the law of another jurisdiction).

          (c) Severability. If any provision of this Agreement or portion thereof shall be declared invalid, illegal or unenforceable, such provision or portion thereof shall be severed and all remaining provisions shall continue in full force and effect.

          (d) Amendments. No amendment, alteration or modification of this Agreement shall be valid unless in each instance such amendment, alteration or modification is expressed in a written instrument executed by each of Jimirro and the holders of a majority of the shares of Series B Preferred purchased pursuant to the Purchase Agreement, provided, that if any such purported amendment would discriminate against any one Shareholder, such Shareholder's consent shall be required for such amendment. Notwithstanding the foregoing, in no event shall an amendment to this Agreement that has the effect of removing a Series B Director or a Jimirro Director be valid without the consent of the persons who nominated such Series B Director or Jimirro Director, respectively.

          (e) Legends.

     (i) Each of the Shareholders (other than Jimirro) hereby agrees that each certificate representing shares of Series B Preferred held by such Shareholder, and each certificate of Common Stock acquired by such Shareholder (A) as a result of the conversion of Series B Preferred into Common Stock or upon exercise of the Warrants and (B) prior to the date on and after which the legend is removable under Section 3(e)(iii), may bear a legend containing the following words:

               "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE VOTING AGREEMENTS SET FORTH IN THE VOTING AGREEMENT DATED AS OF APRIL___, 2002 BY THE PARTIES THERETO, A COPY OF WHICH IS ON FILE IN THE OFFICE OF THE COMPANY."

     (ii) In the event that any holder of shares of Common Stock or of Series B Preferred decides to sell or transfer any of such shares owned by him and in respect of which the certificate or certificates bear such legend, then such holder shall be entitled to request by written notice to the Company that the Company exchange such certificates for certificates which do not bear any legend, and each of the Shareholders hereby agrees to take all necessary or desirable actions within such Shareholder's control in his or her capacity as a shareholder, director, member of a board committee or officer of the Company to cause the Company so to exchange such certificates, provided always that (x) the Reincorporation Date shall have passed,
          (y) the Company shall have issued a Section 2115 Certificate and (z) the Company shall not be able to prove that such sale or transfer is a Prohibited Transfer.

     (iii)From and after the Payment Satisfaction Date, any shareholder of the Company holding shares the certificates in respect of which are legended as provided in Section 3(e)(i) shall be entitled to request by written notice to the Company that the Company exchange any legended certificate for a certificate which does not bear any legend, and each of the Shareholders hereby agrees to take all necessary or desirable actions within such Shareholder's control in his or her capacity as a shareholder, director, member of a board committee or officer of the Company to cause the Company so to exchange such certificates.

          (f) Waiver. No waiver of any provision of this Agreement shall be valid unless it is expressed in a written instrument duly executed by the party or parties making such waiver. The failure of any party to insist, in any one or more instances, on performance of any of the terms and conditions of this Agreement shall not be construed as a waiver or relinquishment of any rights granted hereunder or of the future performance of any such term, covenant or condition but the obligation of any party with respect thereto shall continue in full force and effect.

          (g) Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified,
     (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day,
     (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, as follows:

     (i)  If to any or all of the Purchasers or NLAG Shareholders, to:

                           111 Monument Circle, Suite 3680
                           Indianapolis, Indiana 46204
                           Attn: Timothy S. Durham

                  with a copy (which shall not constitute notice) to:

                           LEAGRE CHANDLER & MILLARD LLP
                           1400 First Indiana Plaza
                           135 North Pennsylvania Street
                           Indianapolis, Indiana 46204-2415
                           Attn: David B. Millard, Esq.
                           Fax:  317-808-3100

     (ii) If to Jimirro, to:

                           James P. Jimirro
                           10787 Wilshire Boulevard, Suite 1702
                           Los Angeles, California 90024

                  with a copy (which shall not constitute notice) to:

                           GIBSON, DUNN & CRUTCHER LLP
                           333 South Grand Avenue
                           Los Angeles, California 90071
                           Attn: Bruce D. Meyer, Esq.
                           Fax: 213-229-7520

     Alternatively, to such other address as a party hereto supplies to each other party in writing.

          (h) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          (i) Headings. The headings of this Agreement are for convenience and shall not control or affect the meaning or construction of any provision hereof.

          (j) Specific Performance. Each of the Shareholders agrees and acknowledges that the other Shareholders will be irreparably damaged in the event this Agreement is not specifically enforced. Each of the parties therefore agrees that in the event of a breach of any provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which any Shareholder may have.

     Section 4. Effective Time. This Agreement will become effective immediately upon, but will not be effective prior to, the consummation of the sale of one or more shares of Series B Preferred by the Company pursuant to the Purchase Agreement.

     IN WITNESS WHEREOF the undersigned have set their hands as of the above date.



-------------------------------                 -------------------------------
Daniel S. Laikin                                James P. Jimirro (individually)

SAMERIAN LLP



By
-------------------------------                 -------------------------------
Paul Skjodt, Managing Member                    Paul Skjodt


                                                DIAMOND INVESTMENTS, LLC


                                                By
-------------------------------                 -------------------------------
Christopher R. Williams                         Timothy S. Durham,
                                                Managing Member

DW LEASING COMPANY, LLC


By
-------------------------------                 -------------------------------
Terry Whitesell, Managing Member                Helen C. Williams


NATIONAL LAMPOON ACQUISITION
GROUP, LLC


By
-------------------------------                 -------------------------------
                                                Judy B. Laikin



                                                -------------------------------
                                                Timothy S. Durham


                                                ACKNOWLEDGED:
                                                J2 COMMUNICATIONS


                                                By
                                                -------------------------------
                                                James P. Jimirro (President)

                                    Exhibit A

     The undersigned hereby agrees to resign from the Board of Directors of J2 Communications, a California corporation (the "Company"), effective immediately upon the termination pursuant to Section 2 thereof of that certain Voting Agreement dated as of May _____, 2002 among Daniel S. Laikin, Paul Skjodt, Timothy S. Durham, _________________, and National Lampoon Acquisition Group, LLC, a California limited liability company, Samerian LLP, an Indiana limited liability partnership, Diamond Investments, LLC, a _____________limited liability company, Christopher R. Williams, Helen C. Williams, DW Leasing Company, LLC, a Mississippi limited liability company, Judy B. Laikin and James
P. Jimirro; provided, however, that the obligation set forth herein shall be subject in all respects to the satisfaction of the undersigned's fiduciary duties to the Company.




                                                     --------------------------
                                                     Director

                                    Exhibit B

                               Ownership of shares


      Name of                       Number of shares owned
    Shareholder
                            Common Stock             Series B Preferred
---------------------   ---------------------- -----------------------------




[To be completed]

                                    Exhibit C

                   Form of Assumption and Adherence Agreement





                       ASSUMPTION AND ADHERENCE AGREEMENT

     THIS ASSUMPTION AND ADHERENCE AGREEMENT (this "Assumption Agreement") is entered into this ____ day of ___________, 200___ by and between [Name of Transferor Shareholder], ("Seller") and between [Name of Transferee] ("Buyer").


     WHEREAS, Seller and Buyer have entered into a Stock Transfer Agreement, dated as of _______________, 200___ (the "Stock Transfer Agreement"), pursuant to which Seller has agreed to sell, transfer, convey, assign and deliver to Buyer all of the Seller's right, title and interest in and to ____ shares of [Common Stock/Series B Preferred Stock] (the "Shares") in the capital of J2 Communications, a [California] Corporation, and Buyer has agreed, by executing this Assumption Agreement, to assume the burdens and obligations (the "Obligations") of Seller with respect to the Shares pursuant to that voting agreement (the "Voting Agreement") dated May _____, 2002 and made between the Purchasers (as defined therein), the NLAG Shareholders (as defined therein) and James P. Jimirro ("Jimirro");


     WHEREAS, pursuant to Section [3(a)(i)/3(a)(ii)] of the Voting Agreement, Buyer is required to execute and deliver to Jimirro this Assumption Agreement whereby Buyer assumes such obligations;


     NOW, THEREFORE, for and in consideration of the mutual covenants contained in the Asset Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer hereby undertakes and agrees from and after the date hereof, to assume and to perform and discharge when due the Obligations, and otherwise to adhere to the terms and conditions of the Voting Agreement.


     This Assumption Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.


     This Assumption Agreement shall be governed by and construed in accordance with the Laws of the State of California applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     IN WITNESS WHEREOF, the undersigned have [executed/caused their duly authorized officers to execute] this Assumption Agreement on the day and year first above written.



                                       --------------------------------
                                       Seller

                                       By:
                                       Name:________________
                                       Its: ________________


--------------------------------
Buyer



By:
         -------------------------
         Name:    ________________
         Its:     ________________